UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:    December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Cambridge Heart, Inc.

Full Name of Registrant

Former Name if Applicable

Oak Park Drive

Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts 01730

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
☒	following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Cambridge Heart, Inc. (the “Company”) was unable to file its Form 10-K for the fiscal year ended December 31, 2005 due to technical difficulties with the SEC’s EDGAR servers in the late afternoon on the March 31, 2006 deadline. Specifically, the Company received repeated error messages from the servers when attempting to submit the filing. These circumstances were beyond the control of the Company. The SEC’s EDGAR system acknowledged receipt of the filing as of 5:38 p.m. on March 31, 2006. The Company has requested pursuant to Rule 13(b) of Regulation S-T that the SEC adjust the filing date of the Form 10-K to show that it was filed on March 31, 2006. To the extent that the SEC grants the Company’s request for adjustment of the filing date of the Form 10-K, the Company withdraws this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roderick de Greef	781	270-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 9140 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No

Cambridge Heart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006	By:	/S/ RODERICK DE GREEF
Roderick de Greef Chief Financial Officer